Aphria Inc.

98 Talbot St. W.
Leamington, Ontario N8H 1M8
Canada

March 27, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Christine Westbrook

	Re:	Aphria Inc.
Registration Statement on Form F-3
Filed March 3, 2020
File No. 333-236851

Dear Ms. Westbrook:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aphria Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-3 (File No. 333-236851), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on March 3, 2020 and was amended on March 4, 2020.

Based on discussions between the Company’s counsel, DLA Piper LLP (US), and the Commission, the Company submits this request for the withdrawal of the Registration Statement and intends to rely on its Registration Statement on Form F-10 (File No. 333-233426) for the contemplated transactions.

The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call Christopher P. Giordano, Esq. at (212) 335-4522 or Stephen P. Alicanti, Esq. at (212) 335-4783.

APHRIA INC.

By:	/s/ Carl A. Merton
Carl A. Merton
Chief Financial Officer